Return Home, Inc.



ANNUAL REPORT

4146 B Pl NW

Auburn, WA 98001

0

https://www.returnhome.com/

This Annual Report is dated April 26, 2022.

BUSINESS

Return Home is a Seattle-based green funeral home that serves all 50 states. The gentle process that Return Home has developed for natural organic reduction is called Terramation™ and we make earth-friendly end-of-life terramation services available across the nation.

The Terramation™ process ensures you continue making a difference by returning life-giving soil back to the earth. We strive to offer a natural, respectful process with transparent pricing.

Natural Organic Reduction or Terramation™ is a process that happens in the natural world all the time. Terramation just makes it happen faster in a controlled, gentle and respectful manner. Here's how it works:

1. The body is placed in a sealed, environmentally controlled vessel along with organic materials composed of alfalfa, straw, and sawdust.

2. Oxygen flows through the vessel which stimulates microbes in the body to become super-active. These microbes quickly transform the body into organic matter. This process is closely monitored and controlled.

3. After 30 days, the soil is removed from the vessel to breathe, and in 60 days, this fertile soil is ready to return to the earth.

4. The soil is then delivered to the family. Any soil that the family does not wish to use will nurture land in need of revitalization.

This process allows us to return the nutrients in our bodies back to the earth, giving each of us the opportunity to perpetuate the cycle of life.

Because Terramation™ produces approximately 1 cubic yard of soil, enough to fill the bed of a pick-up truck, it is up to each family to decide how much to take home. Whatever soil remains will be donated to environmental restoration projects.

The Terramation™ process was originally developed by M&L Compost Services, LLC, and was formed in the State of Washington on June 11, 2019. On February 12, 2020, M&L Compost Services, LLC was incorporated as a C Corporation, Adamah, Inc., and acquired all assets of M&L Compost LLC including the rights to the Terramation™ intellectual property, process and technology. On November 10, 2020, Adamah, Inc. changed its name to Return Home, Inc.

Previous Offerings

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $1,500,000.00

Number of Securities Sold: 2,500,000

Use of proceeds: Construction of facility

Date: March 31, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $1,700,000.00

Use of proceeds: Completion of facility, operations

Date: October 17, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

There were revenues in 2021 starting in June as the company began production. Total revenue for 2021 was $141,413.58.

Expenses

Expenses in 2021 included completing construction and salaries as Return Home became operational.

Historical results and cash flows:

As we continue to advertise and become better known, our goal is to become cash flow break even on a monthly basis by Q1 2023.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $297,686.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Micah Truman and Luna Wang

Amount Owed: $557,505.00

Interest Rate: 5.25%

Maturity Date: January 01, 2031

Creditor: Micah Truman and Luna Wang

Amount Owed: $350,000.00

Interest Rate: 6.25%

Maturity Date: January 01, 2032

Creditor: Convertible Notes

Amount Owed: $1,700,000.00

Interest Rate: 8.0%

Maturity Date: January 01, 2027

This note is convertible into equity at the next round of investment. It carries an 8% annual simple interest. If the investment amount is under $8M, the note holders are not required to convert. That said, we expect a large proportion of our note holders will convert in the StartEngine round.

Creditor: Micah Truman

Amount Owed: $165,663.00

Interest Rate: 6.25%

Maturity Date: January 01, 2032

Interest and salary owed to Micah Truman for 2021

Creditor: Land Owner

Amount Owed: $42,748.00

Interest Rate: 5.0%

Maturity Date: June 02, 2050

Creditor: Credit Card

Amount Owed: $36,330.00

Interest Rate: 0.0%

Maturity Date: January 05, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Micah Truman

Micah Truman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: January 01, 2019 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company. A CEO is elected by the board and its shareholders. Micah is currently earning an annual salary of $144k (accrued, not yet paid) and holds 34.29% equity in the company.

Other business experience in the past three years:

Employer: AsiaWise LLC

Title: Partner

Dates of Service: June 01, 2011 - February 01, 2020

Responsibilities: Responsibilities related to being a partner.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Micah Truman

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 34.29

Title of class: Common Stock

Stockholder Name: Luna Wang

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 34.29

RELATED PARTY TRANSACTIONS

Name of Entity: Micah Truman

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: $557,505 loan from Micah Truman to the Company.

Material Terms: $557,505 loan from Micah Truman to the Company at a simple interest of 5.25% and expires on December 31, 2024 and may be extended by mutual agreement by both parties.

Name of Entity: Micah Truman

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Micah Truman has lent the company $350,000.

Material Terms: Micah Truman has lent the Company $350,000 at a simple interest rate of 6.25%. The loan expires on December 31, 2024 but may be extended upon mutual agreement of the company and Micah Truman.

Name of Entity: Micah Truman

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Micah Truman has lent the company $165,663.

Material Terms: Return Home, Inc. will pay to Micah Truman the principal sum together with interest in arrears on the unpaid principal balance at an annual rate equal to 6.25% (six point two five percent) in the manner provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. 1. PAYMENTS 1.1 Principal and Interest. The principal amount of this Note shall be due and payable in consecutive monthly installments commencing when Maker is cash flow positive, until paid in full. At no time will payments by Maker under this Note result in Maker being cash-flow

negative in such month. Payments under this Note will be made after all regular expenses have been paid by Maker, including current compensation obligations to Holder. Maker shall pay interest on the unpaid principal amount of this Note from the date set forth above until the maturity hereof. Interest shall be payable in arrears on the last Business Day in each quarter, on the date of any prepayment of any such Loan, and at maturity.

OUR SECURITIES

The company has authorized Common Stock, Series AA Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 625,730 of Common Stock.

Common Stock

The amount of security authorized is 14,666,667 with a total of 9,166,667 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 414,833 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 668,501 shares to be issued pursuant to stock options, reserved but unissued.

Refer to the Amended Articles of Incorporation, attached as Exhibit F for liquidation preferences and dividend rights.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a

registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series AA Preferred Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Refer to the Amended Articles of Incorporation, attached as Exhibit F, for liquidation preferences, dividend rights, and conversion rights.

Convertible Note

The security will convert into Either preferred or common stock. this will depend on the terms of the round that the convertible note holders choose to convert into. and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,700,000.00

Maturity Date: August 06, 2026

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: The outstanding principal amount of the note automatically converts into shares in an equity financing of $8M or more ("qualified financing"). Otherwise, noteholders may elect to convert in a non-qualified equity financing of preferred stock.

Material Rights

If the Company consummates a Change of Control while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to (i)]the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; provided, however, that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the price per share to be paid by the acquiror in such Change of Control. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or

into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity

may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a service for the natural organic reduction of human bodies. Our revenues are therefore dependent upon the market for death services.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy.

You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our Terramation service will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that our service will fail to gain market acceptance for any number of reasons. If our services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Return Home, Inc. was formed on February 12, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Return Home, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely

adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our service is dependent on the regulation by state government agencies and other relevant government laws and regulations. Natural Organic Reduction related laws and regulations may be subject to change which may result in the service no longer be economically viable. At such point the Company may no longer wish to provide Terramation™ services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We rely on third-party technology providers to provide chain of custody tracking, as well as monitoring of our systems. Any disruptions of electrical services, our technology, or cyber-attacks either on our technology provider or on Return Home could harm our daily operations, reputation and materially negatively impact our financial condition and business.

Terramation is a new type of death service

Natural Organic Reduction, or Terramation™, is a sustainable and eco-friendly process of transforming human bodies to soil. However, it is legally a "new" process and is significantly different from traditional death services such as embalming and burial in a casket, or the cremation of human remains to ash. The market may not accept Terramation™ at the rate we have projected, or as widely as we expect.

We are competing against traditional death services companies

Terramation™ is the process of transforming human remains into soil, and it has only been recently legalized in Washington state, Colorado, and Oregon. Traditional death services include embalming human remains and burying in a casket, or else cremating the body. The market is accustomed to these traditional methods, and may take a longer period of time to learn about and accept Terramation™.

We are competing with large established death services companies

There are several large death services companies in the United States that control large portions of the market. While we are not aware of them entering the field of Natural Organic Reduction, we anticipate that they will respond if there is a demand. They will be able to bring significant financial resources to compete in this area. They may also choose to cooperate with a

competitor, allowing that competitor immediate access to an established network of funeral homes.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Return Home, Inc.

By   /s/ *Micah Truman*

     Name: <u>Return Home, Inc.</u>

     Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS



RETURN HOME, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED
December 31, 2021

RETURN HOME, INC.

TABLE OF CONTENTS

	Page



HZ CPAs & Advisors, P.C.

To the Board of Directors
Return Home, Inc.
Seattle, Washington

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Return Home, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of changes in stockholders' equity, schedule of general and administrative expenses, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HZ CPAs & Advisors, P.C.

Cypress, California
April 15, 2022

3

RETURN HOME, INC.

BALANCE SHEET

As of December 31, 2021

(With comparatives as of December 31, 2020)

	2021	2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 297,686	$ 697,163
Other current assets	15,252	13,560
Total current assets	312,938	710,723
Noncurrent assets		
Net property and equipment (Note 3)	3,397,544	570,241
Land	57,695	57,695
Security deposit	82,475	82,475
Total noncurrent assets	3,537,714	710,411
TOTAL ASSETS	$ 3,850,652	$ 1,421,134
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Credit Cards	$ 42,031	$ 3,740
Total current liabilities	42,031	3,740
Long-term liabilities		
Mortgage for Land	42,748	47,398
Salary payable to shareholders	126,000	-
Loan from shareholders (Note 4)	928,055	-
Notes payable	1,656,620	-
Total long-term liabilities	2,753,423	47,398
Total liabilities	2,795,454	51,138
Stockholders' Equity		
Capital stock	2,293,205	1,593,243
Retained earning	(1,238,007)	(223,247)
Total Stockholders' Equity	1,055,198	1,369,996
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,850,652	$ 1,421,134

The accompanying notes are an integral part of these financial statements.

RETURN HOME, INC.
STATEMENT OF INCOME
For the year ended December 31, 2021
(With comparatives for the year ended December 31, 2020)

	2021	2020
REVENUES		
Net sales	$ 141,414	$ -
Total revenues	141,414	-
COSTS		
Cost of goods sold	18,284	-
Total costs	18,284	-
Gross profit	123,130	-
EXPENSES		
General and administrative expenses	1,024,338	153,400
Research and development expenses		32,058
Other expenses	48	561
Interest expenses	113,504	198
Total expenses	1,137,890	186,217
Net income	$ (1,014,760)	$ (186,217)
Retained earnings, beginning of the year	(223,247)	(37,030)
Retained earnings, end of the year	$ (1,238,007)	$ (223,247)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2021
(With comparatives for the year ended December 31, 2020)

	2021	2020
Balances at beginning of year	$ 1,369,996	$ 9,764
New paid in capital	699,962	1,546,449
Net income (loss) for the year	(1,014,760)	(186,217)
Balances at end of year	$ 1,055,198	$ 1,369,996

The accompanying notes are an integral part of these financial statements.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2021
(With comparatives for the year ended December 31, 2020)

		2021		2020
EXPENSES:				
Salaries and related expenses:				
Salaries and Wages	$	393,232	$	-
Payroll Tax		26,681		-
Employee benefits		23,786		-
Total salaries and related expenses		443,699		-
Contract service expenses:				
Legal fees		-		8,521
Professional Services		34,211		32,820
Subcontractors		36,761		20,979
Contractor labor		29,432		-
Total contract service expenses		100,404		62,320
Nonpersonel expenses:				
Office supplies & software		58,455		1,771
Insurance		28,929		5,605
Utilities		20,416		1,886
Dues & subscriptions & membership		19,389		9,018
Taxes, licenses & permits		4,019		695
Total nonpersonel expenses		131,208		18,975
Facility & equipment expenses:				
Rent & lease		183,268		43,120
Repairs & maintenance		38,530		1,150
Total facility & equipment expenses		221,798		44,270
Travel & meal expenses:				
Travel		13,026		3,032
Car & truck		3,261		96
Meals & entertainment		9,598		114
Total travel & meal expenses		25,885		3,242
Advertising & marketing expenses:				
Advertising & marketing		91,182		24,347
Gifts		6,702		-
Total advertising & marketing expenses		97,884		24,347
Other expenses:				
Bank charges & fees		2,860		246
Charitable contributions		600		-
Total other expenses		3,460		246
Total expenses	$	1,024,338	$	153,400

The accompanying notes are an integral part of these financial statements

RETURN HOME, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2021
(With comparatives for the year ended December 31, 2020)

	2021	2020
Cash flows from operating activities:		
Increase (decrease) in net assets	$ (1,014,760)	$ (186,217)
Adjustments to reconcile change in net assets to		
net cash provided (used) by operating activities:		
Depreciation	-	-
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Other current assets	(1,692)	(13,560)
Security deposit	-	(82,475)
Increase (decrease) in liabilities:		
Credit Cards	38,291	3,740
Salary Payable to shareholders	126,000	
Mortgage for Land	(4,650)	47,398
Net cash provided by operating activities	(856,811)	(231,114)
Cash flows from investing activities:		
Cash used to purchase fixed assets	(2,827,303)	(618,172)
Cash flows from investing activities:	(2,827,303)	(618,172)
Cash flows from financing activities:		
Loan from shareholders	928,055	
Notes payable	1,656,620	
Capital contribution	699,962	1,546,449
Net cash provided by financing activities	3,284,637	1,546,449
Net increase in cash	(399,477)	697,163
Cash - beginning of the year	697,163	-
Cash - end of the year	$ 297,686	$ 697,163

The accompanying notes are an integral part of these financial statements.

RETURN HOME, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF ACTIVITIES

Return Home, Inc. ("Return Home", "the Company"), formerly known as M&L Compost Services, LLC, was originally formed in the State of Washington on June 11, 2019, its principal office located in Seattle, Washington. On February 12, 2020, M&L Compost Services, LLC was transitioned to a corporation - Adamah, Inc. On November 10, 2020, Adamah, Inc. filed name change to Return Home, Inc.

Return Home is the leading green funeral home specializing in gently transforming human remains into rich, fertile soil. It was founded to make earth friendly end-of-life Terramation services available to a broad public. Return Home is a mission-driven company with an absolute commitment to sustainability, respect, simplicity, and affordability. The Company exists to serve those who care about the future of the planet and seek a natural ending for themselves - a return to the earth from which they came.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, Return Home, Inc. considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. On December 31, 2021, the Company had cash deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

PROPERTY AND EQUIPMENT
Property and equipment are capitalized at cost on the date of acquisition. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Leasehold improvements are depreciated over the tax basis or the useful life. Major additions are capitalized, and repairs and maintenance that do not improve or extend the life of the assets are expensed. When assets are sold or retired their cost and the related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the Statement of Income.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. The amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the periods ended December 31, 2021.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>ESTIMATES</u>
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>REVENUE RECOGNITION</u>
The Companies recognize revenues from selling goods or render services when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonable assured.

<u>INCOME TAXES</u>
Return Home, Inc. is organized as C Corporation. The Company's management believes that it has support for any tax position taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

NOTE 3 - <u>PROPERTY AND EQUIPMENT</u>

Property and equipment on December 31, 2021, are comprised of the following:

Description		Cost		Accumulated depreciation		Net book value
Construction		1,456,879		(0)		1,456,879
Domain		11,361		(0)		11,361
Equipment		1,873,163		(0)		1,873,163
Furniture & Fixtures	$	14,809	$	(0)	$	14,809
Phone		41,332		(0)		41,332
Net property and equipment	$	3,397,544	$	(0)	$	3,397,544

Depreciation expense for the year ended December 31, 2021 was $0.

NOTE 4 – LOAN FROM SHAREHOLDERS

The Company entered into a revolving line of credit up to $1,750,000 from the shareholders on January 10, 2021. The expiry date of the revolving line of credit is December 31, 2024. The Company signed two promissory notes with the shareholders in the total amount of $907,505 in 2021. As of December 31, 2021, the balance of the loan and interest are $928,055.

NOTE 5 – COMMITMENT

Lease Agreements
The Company entered into a 64-month lease agreement. The lease will expire on October 31, 2025.

Year ending December 31, 2022:	$ 132,814

Rent & Lease expense amounted to $183,268 for the year ended December 31, 2021.

NOTE 6 – CONCENTRATION OF CREDIT RISK

Return Home, Inc. maintains its cash account with a local bank. The cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per banking institution. As December 31, 2021, the organization's cash deposits were above the balance insured by the FDIC. Management believes that the organization is not exposed to any significant credit risk related to cash because of the solvency of the bank in which these funds are held.

NOTE 7 - SUBSEQUENT EVENTS

Return Home, Inc.'s management has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, the date the financial statements were available to be issued. Management did not identify any transactions that require disclosure or that would have an impact on the financial statements.

CERTIFICATION

I, Micah Truman, Principal Executive Officer of Return Home, Inc., hereby certify that the financial statements of Return Home, Inc. included in this Report are true and complete in all material respects.

Micah Truman

CEO and Director